1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2005

China Mobile (Hong Kong) Limited

(Translation of registrant’s name into English)

60/F The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes                      No       X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement of 2005 Interim Results, dated August 10, 2005	5

FORWARD-LOOKING STATEMENTS

The announcement constituting Exhibit 1.1 contains certain forward-looking statements that are, by their nature, subject to significant risks and uncertainties, including those risks and uncertainties described under “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2004. These forward looking statements include, without limitation, statements relating to our business strategies, network expansion plans and related capital expenditure plans, the planned development of new mobile technologies and other technologies and related applications, the expected impact of tariff changes on our business, financial condition and results of operations, the expected impact of new services on our business, financial condition and results of operations, and future developments in the telecommunications industry in Mainland China, including the restructuring of the industry and changes in government policies. The words “anticipate”, “believe”, “estimate”, “expect”, “intend” and similar expressions, as they relate to us, are intended to identify certain of such forward-looking statements. We do not intend to update these forward-looking statements.

These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory policies of the Ministry of Information Industry of China and other relevant government authorities, which could affect, among other things, the granting of requisite government approvals, licenses and permits, interconnection and transmission line arrangements, tariff policies, capital investment priorities, and spectrum allocation;

•	the effect of competition on the demand for and price of our services;

•	changes in mobile telephony and related technologies, which could affect the viability and competitiveness of our mobile telecommunications networks; and

•	changes in political, economic, legal and social conditions in Mainland China, including, without limitation, the Chinese government’s policies with respect to new entrants in the telecommunications industry, the entry of foreign companies into China’s telecommunications market and China’s economic growth.

2

In addition, our future network expansion and other capital expenditure and development plans are dependent on numerous factors, including, among others:

•	our ability to obtain adequate financing on acceptable terms;

•	the adequacy of currently available spectrum or the availability of additional spectrum;

•	the availability of transmission lines and equipment, and the availability of the requisite number of sites for locating network equipment, on reasonable commercial terms;

•	our ability to develop or obtain new technology and related applications; and

•	the availability of qualified management and technical personnel.

We do not intend to update these forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: August 11, 2005	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 941)

ANNOUNCEMENT OF 2005 INTERIM RESULTS

• Turnover reached RMB114.5 billion, up by 32.5%	• Profit attributable to shareholders of RMB24.0 billion, up by 27.7%

• EBITDA of RMB62.7 billion, up by 27.2%	• Total subscribers reached 224 million, up by 19.49 million

• Sustained high EBITDA margin of 54.7%	• Payment of an interim dividend of HK$0.45 per share. The Company’s proposed dividend payout ratio for the full year of 2005 is 39%

CHAIRMAN’S STATEMENT

Dear Shareholders,

In the first half of 2005, whilst facing intense competition, the Group leveraged its premium and efficient network and economies of scale and brand advantages, implemented comprehensive refined management methods over its operating companies in Mainland China, strengthened its core competitiveness and adopted effective marketing strategies, thereby steadily enhancing customer satisfaction. The Group achieved commendable operating results. The continued growth of new subscriber base was maintained and the Group recorded robust development of new businesses. The Group’s operating revenue sustained a relatively rapid growth. The Company preserved sound fundamentals, further consolidated its financial strengths and reaffirmed its market leading position.

The Group achieved remarkable financial results in the first half of 2005. In the six months ended 30 June 2005, the Group’s operating revenue recorded a rapid growth and reached RMB114,547 million, representing an increase of 32.5 per cent. over the same period in the 2004 financial year. EBITDA reached RMB62,675 million, representing an increase of 27.2 per cent. over the same period last year. EBITDA margin was maintained at a relatively high 54.7 per cent. Profit attributable to shareholders reached RMB24,043 million, representing an increase of 27.7 per cent. from the same period in 2004, and the Company’s earnings per share was RMB1.22, representing an increase of 27.1 per cent. compared with the same period in the prior year. The Group’s capital structure is solid and the Group has sustained robust free cash flow. Following the acquisition of ten mobile telecommunications companies and other telecommunications assets in Mainland China a year ago, the Group actively promoted effective post-acquisition integration and the enhancement of management efficiency, whereby the solid business growth achieved by the newly-acquired companies made positive contributions to the Group’s overall business growth. The Group’s leading position in the mobile telecommunications market in Mainland China has been consolidated.

For ease of comparison, on the assumption that the Group’s current structure of holding 31 operating subsidiaries had been in place since 1 January 2004, the Group’s operating revenue, EBITDA and profit attributable to shareholders achieved in the first half of 2005 enjoyed an increase of 16.8 per cent., 13.8 per cent., and 19.8 per cent., respectively over the combined operating revenue, EBITDA and profit attributable

5

to shareholders in respect of the 31 provinces, autonomous regions and municipalities during the same period of last year. It is pleasing to note that the Group’s revenue attributable to its new businesses continued to grow rapidly, and it amounted to RMB22,557 million. Such revenue accounted for 19.7 per cent. of the Group’s operating revenue, representing 4.2 percentage points higher from 15.5 per cent. for the full year of 2004 on a combined basis, and the revenue contribution of new businesses is increasingly notable.

During the first six months of 2005, the Group persisted in its strategic priority of “business and service leadership”, focused on brand promotion, improved differentiated sales and services capability, increased its market share and raised customer satisfaction. The Group also fostered and consolidated the long-term competitive advantages in brand, service, sales channel and terminal integration, honing itself for competition. In the first half of 2005, the Group demonstrated impressive market performance and secured its leading position in the market. While the Group’s mobile telecommunications subscriber base maintained a rapid growth momentum, the development of new businesses was remarkable, with the “Short Message Service” or “SMS” maintaining stable growth, “Color Ring” and WAP businesses developing rapidly, and application businesses such as music and games maturing quickly. As at 30 June 2005, the Group’s subscriber net increase reached 19.489 million, and its total subscriber base reached 224 million. Minutes of usage per user per month (MOU) enjoyed a stable increase and average revenue per user per month (ARPU) recorded only a moderate trend of decrease as a result of the revenue contributions from new businesses.

In the first half of 2005, the Group maintained its focus on brand development, and formulated individual promotion strategies for each of the GoTone, M-Zone and Shenzhouxing brands. The marketing focus for GoTone, M-Zone and Shenzhouxing is A+ business and service, business upgrade and brand image integration, respectively. The Group further consolidated and enhanced its brand advantages so that the three major brands were developed in a balanced and coordinated manner. At the same time, the consolidation and development of the Group’s sales channels was satisfactorily enhanced and the management of sales channels was further improved. In respect of customer services, the Group has launched the “Across Business Process” programme, whereby the Company reorganised and standardised its service process, on the basis of the customer habitual behaviour. The consolidation of its customer services and sales channels and leverage of brand power resulted in the Group maintaining its high-value and corporate customers’ loyalty level and raising customer satisfaction.

The Group boasted remarkable advantages in terms of network coverage and quality. In the first half of 2005, the Group’s various network performance indicators continued to show excellent results, with the wireless connection rate of 99.1%. To better accommodate rapid business growth and increased voice usage volume, the Group actively rationalised its existing network resources, emphasised network optimisation with particular focus on areas of high usage volume, and effectively channel usage volume to improve peak hour network quality and network efficiency, so as to enhance the overall network capacity. The coverage of the Group’s global roaming services was further extended. As of the end of June 2005, the Group’s GSM global roaming services covered 191 countries and regions and GPRS roaming services covered 79 countries and regions, thereby maintaining the Group’s leading business offering position.

In the first half of 2005, the Company emphasised its consolidated management over its operating subsidiaries. The Company implemented comprehensive refined management methods in the aspects of, among others, resource allocation, costs control, human resources and network management. The Company further strengthened and refined its performance appraisal systems. At the same time, the Company established and refined its supervisory mechanism, which facilitated its risk control. By comprehensively implementing a series of management reforms, the Group further enhanced its management efficiency and the overall execution capabilities. In the first half of 2005, the Company’s management participated in various large global investors conferences and summit to introduce the Company’s latest developments and strengthen its communications with investors. The Company also carried out a road show in Japan to the capital market and arranged for a reverse road show for analysts and fund managers at the operating subsidiaries in Mainland China, which allowed investors to gain a better and deeper understanding of the Company’s management and operations. Furthermore, the Company organised a seminar on Wireless Data Business, which was attended by equipment platform vendors, service providers (SP), content providers

(CP) and handset suppliers. At the seminar, there was a detailed and thorough introduction to the operation process of the value chain of wireless data business and its business development. The series of actions taken by the Company reflected the Company’s consistent practice of candid communications, truthful, accurate and timely disclosure of information.

The Company’s outstanding performance has won popular recognition and acclaim. In the first half of 2005, the Company was again selected by the internationally-renowned Financial Times as one of the “FT Global 500”, ranking number 64 therein as compared to number 67 last year. The Company was selected and ranked number 128 in the “The World’s 2000 Biggest Public Companies” by Forbes magazine. Taking into account the Company’s sustained robust financial strength and stable capital structure, in July 2005, whilst revising upward China’s sovereignty rating, Standard & Poor’s also revised the Company’s credit rating upward from BBB+/Positive Outlook to A-/Positive outlook, as a result of which, the Company has become the only Chinese company with a credit rating equivalent to the sovereignty rating, enjoying the highest corporate credit rating ever granted by Standard & Poor’s to Chinese enterprises to date.

The Company holds in the highest regard the interests of its shareholders and the returns achieved for them, especially the minority shareholders. Having taken into account various relevant factors, including the Company’s sustained sound corporate fundamentals and robust free cash flow position, the Board has resolved to pay an interim dividend in the amount of HK$0.45 per share for the year 2005. At the same time, the Company proposes to set the dividend payout ratio at 39 per cent. for the full year of 2005. The Company considers that its strong free cash flow is capable of supporting the investments required to maintain the stable growth of the Company, while also providing shareholders with a favourable cash return. The Company will continue its efforts to achieve a sustainable and steadily increasing dividend over the longer term, with a view to generating the best possible returns for shareholders.

The continued rapid growth of Mainland China’s domestic economy, the rise of urban and rural residents’ disposable income and purchasing power as well as the increasing popularity and penetration of mobile telecommunications, provide the Group with tremendous development opportunities. The coverage of the Group’s mobile telecommunications network extends to all the provinces, autonomous regions and municipalities in Mainland China. This brings about enormous market potential to the Group. The deepening of China’s domestic reforms in various aspects will result in a more fair, open and transparent regulatory environment and more orderly and rational competition. This will foster a more healthy market environment for the Group. Meanwhile, the competition of telecommunications market in Mainland China is still intense, and the issuance of 3G licences may bring about changes in the industry.

Looking to the future, the Group sees both opportunities as well as challenges. The Group will persist in its defined development strategies, enhance its core competitiveness and expand its corporate influence, proactively leverage its economies of scale, implement refined management methods, optimise resource allocation and realise synergies through the integration of its 31 operating subsidiaries. The Group will consistently focus on its core mobile telecommunications business, consolidate its brand advantages, pioneer new businesses, and actively prepare for the commercial application of 3G mobile telecommunications technologies. As the only mobile telecommunications services partner for the 2008 Beijing Olympics, the Group will give its solid overall strength into full play, and provide premium mobile telecommunications businesses and services to help make this grand event a greater success. At the same time, the Group will promote rational and orderly competition to foster a healthy and favourable environment for the industry and will strive to develop in a comprehensive, balanced and sustainable manner, so as to provide an even better return for its shareholders and investors.

Wang Jianzhou

Chairman and Chief Executive Officer

Hong Kong, 10 August 2005

UNAUDITED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2005

(Expressed in Renminbi)

			Six months ended 30 June
			2005		2004
	Note		RMB million		RMB million (restated) (see Note 22)
Operating revenue (Turnover)	4
Usage fees				73,813		59,284
Monthly fees				13,826		11,253
Other operating revenue	5			26,908		15,883

				114,547		86,420

Operating expenses
Leased lines				2,278		2,030
Interconnection				6,634		6,430
Depreciation	2	(c)		27,730		20,100
Personnel				6,723		4,307
Other operating expenses	2	(c)		37,845		25,876

				81,210		58,743

Profit from operations				33,337		27,677
Amortisation of goodwill	2	(a)		—		(929)
Other net income				1,608		1,502
Non-operating net income				464		261
Interest income				607		480
Finance costs				(680)		(803)

Profit from ordinary activities before taxation	6			35,336		28,188
Taxation	7			(11,275)		(9,359)

Profit from ordinary activities after taxation				24,061		18,829

Attributable to:
Equity shareholders of the Company				24,043		18,828
Minority interests	2	(b)		18		1

				24,061		18,829

Earnings per share — Basic	9	(a)	RMB	122 cents	RMB	96 cents

Earnings per share — Diluted	9	(b)	RMB	122 cents	RMB	96 cents

Dividend per share	8	(a)	HK$	0.45	HK$	0.20

EBITDA (RMB million)				62,675		49,279

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2005

(Expressed in Renminbi)

	Share capital	Share premium	Capital reserve	General Reserve	PRC statutory reserve	Retained profits	Minority interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January 2005
— as previously reported	2,102	375,279	(295,665)	72	42,277	109,096	—	233,161
— as previously presented separately from liabilities and equity (see Note 2(b))	—	—	—	—	—	—	243	243
— prior period adjustments arising from changes in accounting policies under HKFRS 2 (see Note 2(d))	—	—	255	—	—	(255)	—	—

— as restated, before opening balance adjustment in respect of financial instruments (see Note 22)	2,102	375,279	(295,410)	72	42,277	108,841	243	233,404
— opening balance adjustment in respect of financial instruments (see Note 2(e))	—	—	—	—	—	33	—	33

— as restated, after opening balance adjustment, carried forward	2,102	375,279	(295,410)	72	42,277	108,874	243	233,437
Shares issued under share option scheme (Note 18)	4	784	—	—	—	—	—	788
Dividend approved and paid during the period (Note 8(b))	—	—	—	—	—	(9,635)	—	(9,635)
Equity settled share-based transactions (see Note 2(d))	—	—	697	—	—	—	—	697
Net profit for the period
— attributable to equity shareholders of the Company	—	—	—	—	—	24,043	—	24,043
— minority interests	—	—	—	—	—	—	18	18

At 30 June 2005	2,106	376,063	(294,713)	72	42,277	123,282	261	249,348

At 1 January 2004
— as previously reported	2,099	374,579	(295,665)	72	32,686	85,032	—	198,803
— as previously presented separately from liabilities and equity (see Note 2(b))	—	—	—	—	—	—	182	182

As restated (see Note 22)	2,099	374,579	(295,665)	72	32,686	85,032	182	198,985
Shares issued under share option scheme	—	8	—	—	—	—	—	8
Dividend approved and paid during the period (Note 8(b))	—	—	—	—	—	(4,174)	—	(4,174)
Net profit for the period
— attributable to equity shareholders of the Company	—	—	—	—	—	18,828	—	18,828
— minority interests	—	—	—	—	—	—	1	1

At 30 June 2004	2,099	374,587	(295,665)	72	32,686	99,686	183	213,648

UNAUDITED CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2005

(Expressed in Renminbi)

		Unaudited At 30 June 2005	Audited At 31 December 2004
	Note	RMB million	RMB million
			(restated)
			(see Note 22)
Non-current assets
Property, plant and equipment, net	2(c)&10	204,459	212,459
Construction in progress	2(c)&10	30,975	30,510
Lease prepayments	2(c)	7,148	6,333
Goodwill	2(a)	35,300	35,300
Investment securities		77	77
Deferred tax assets		7,859	4,068
Deferred expenses		—	96

		285,818	288,843
Current assets
Inventories		1,801	2,499
Amount due from ultimate holding company	11	342	356
Accounts receivable, net	13	6,859	6,553
Other receivables	14	2,179	1,879
Prepayments and other current assets		3,452	2,974
Tax recoverable		5	235
Deposits with banks		24,358	20,264
Cash and cash equivalents	15	70,840	45,149

		109,836	79,909
Current liabilities
Bank loans and other interest-bearing borrowings	16	5,952	8,180
Bills payable		920	1,676
Current instalments of obligations under finance leases		68	68
Current portion of deferred revenue		14,044	12,936
Amount due to ultimate holding company	11	919	459
Amount due to immediate holding company		98	98
Accounts payable	17	37,807	35,036
Accrued expenses and other payables		40,061	32,549
Tax payable		8,867	6,664

		108,736	97,666

Net current assets/(liabilities)		1,100	(17,757)

Total assets less current liabilities		286,918	271,086

Non-current liabilities
Bank loans and other interest-bearing borrowings	16	(12,906)	(13,000)
Amount due to immediate holding company	12	(23,633)	(23,633)
Deferred revenue, excluding current portion		(926)	(944)
Deferred tax liabilities		(105)	(105)

		(37,570)	(37,682)

NET ASSETS		249,348	233,404

CAPITAL AND RESERVES
Share capital	18	2,106	2,102
Reserves		246,981	231,059

Total equity attributable to equity shareholders of the Company		249,087	233,161

Minority interests	2(b)	261	243

TOTAL EQUITY		249,348	233,404

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2005

(Expressed in Renminbi)

	Six months ended 30 June
	2005	2004
	RMB million	RMB million
Net cash from operating activities	66,727	51,560
Net cash used in investing activities	(29,533)	(32,617)
Net cash used in financing activities	(11,503)	(11,111)

Net increase in cash and cash equivalents	25,691	7,832
Cash and cash equivalents at 1 January	45,149	39,129

Cash and cash equivalents at 30 June	70,840	46,961

Analysis of the balances of cash and cash equivalents
Deposits with banks maturing within three months when placed	14,369	10,965
Cash and bank balances	56,471	35,996

	70,840	46,961

NOTES ON THE UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Renminbi)

1.	Basis of preparation

The interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with the Hong Kong Accounting Standard (“HKAS”) 34 “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2004 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2005 annual financial statements. Details of these changes in accounting policies are set out in note 2.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

The interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2004 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with Hong Kong Financial Reporting Standards.

The interim financial report is unaudited, but have been reviewed by the Audit Committee of China Mobile (Hong Kong) Limited (the “Company”) and by the auditors, KPMG, in accordance with Statement of Auditing Standards 700 “Engagements to review interim financial reports”, issued by the HKICPA. KPMG’s unmodified independent review report to the board of directors is included in the interim report to be sent to shareholders.

The unaudited consolidated financial information of the Group for the six months ended 30 June 2005 includes the financial information of the Company, the mobile telecommunications subsidiaries in each of the thirty-one provinces, autonomous regions and municipalities in the PRC and other major subsidiaries including China Mobile Communication Company Limited, China Mobile Holding Company Limited, China Mobile (Shenzhen) Limited, Advanced Roaming & Clearing House Limited, Aspire Holdings Limited and its subsidiaries, Beijing P&T Consulting and Design Institute Company Limited for the six months ended 30 June 2005.

The unaudited consolidated financial information of the Group for the six months ended 30 June 2004 includes the financial information of the Company, the mobile telecommunications subsidiaries in each of the twenty-one provinces, autonomous regions and municipalities in the PRC and other major subsidiaries including China Mobile Holding Company Limited, China Mobile (Shenzhen) Limited, Aspire Holdings Limited and its subsidiaries for the six months ended 30 June 2004.

The financial information relating to the financial year ended 31 December 2004 that is included in the interim financial report as being previously reported information does not constitute the Group’s statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2004 are available from the Company’s registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 11 March 2005.

2.	Changes in accounting policies

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards (HKFRSs, which term collectively included HKASs and Interpretations) that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. Based on these HKFRSs in issue, the board of directors has made assumptions about the accounting policies expected to be adopted in the preparation of the Group’s annual financial statements of the year ending 31 December 2005.

The HKFRSs that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 December 2005 may be affected by the issue of additional interpretation(s) or other changes announced by the HKICPA subsequent to the date of issuance of this interim report. Therefore the policies that will be applied in the Group’s financial statements for that period cannot be determined with certainty at the date of issuance of this interim financial report.

The following sets out further information on the changes in accounting policies for the annual accounting period beginning on 1 January 2005 which have been reflected in this interim financial report.

(a)	Amortisation of positive and negative goodwill (HKFRS 3 “Business combinations” and HKAS 36 “Impairment of assets”)

In prior years:

—	positive goodwill arising from acquisitions before 1 January 2001 was eliminated against reserves and was reduced by impairment losses recognised in the consolidated income statement;

—	positive goodwill arising from acquisitions on or after 1 January 2001 was amortised to the consolidated income statement on a straight-line basis over 20 years. Positive goodwill was stated in the consolidated balance sheet at cost less accumulated amortisation and any impairment losses;

—	negative goodwill arising from acquisitions before 1 January 2001 was credited to a capital reserve; and

—	negative goodwill which arose from acquisitions on or after 1 January 2001 was amortised over the weighted average useful life of the depreciable/amortisable non-monetary assets acquired, except to the extent is related to identified expected future losses as at the date of acquisition. In such cases it was recognised in the consolidated income statement as those expected losses were incurred.

With effect from 1 January 2005, in order to comply with HKFRS 3 and HKAS 36, the Group adopted a new accounting policy for goodwill. The Group no longer amortises positive goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

With effect from 1 January 2005 and in accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in the consolidated income statement as it arises.

The new policy in respect of positive goodwill has been applied prospectively in accordance with the transitional arrangements under HKFRS 3. As a result, comparative amounts have not been restated, the cumulative amount of amortisation as at 1 January 2005 has been offset against the cost of the goodwill and no amortisation charge for goodwill has been recognised in the consolidated income statement for the six months ended 30 June 2005.

Also in accordance with the transitional arrangements under HKFRS 3, goodwill which had previously been taken into reserve (i.e. goodwill which arose before 1 January 2001) will not be recognised in the consolidated income statement on disposal or impairment of the acquired business, or under any other circumstances.

The change in policy relating to negative goodwill had no effect on the interim financial report as there was no negative goodwill deferred as at 31 December 2004.

As a result of the adoption of this accounting policy, the Group’s profit for the six months ended 30 June 2005 has been increased by RMB1,000,000,000 and the net assets as at 30 June 2005 have been increased by RMB1,000,000,000.

(b)	Minority interest (HKAS 1 “Presentation of financial statements” and HKAS 27 “Consolidated and separate financial statements”)

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the consolidated income statement as a deduction before arriving at the profit attributable to equity shareholders.

With effect from 1 January 2005, in order to comply with HKAS 1 and HKAS 27, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to equity shareholders of the Company, and minority interests in the results of the Group for the period are presented on the face of the consolidated income statement as an allocation of the total profit or loss from ordinary activities after taxation for the period between the minority interests and the equity shareholders of the Company.

The presentation of minority interests in the consolidated balance sheet, consolidated income statement and consolidated statements of changes in equity for the comparative period has been restated accordingly.

(c)	Land use rights and buildings held for own use (HKAS 17 “Leases”)

In prior years, land use rights and buildings held for own use were stated at cost less accumulated depreciation and impairment losses. Depreciation was calculated to write-off the cost of such assets on a straight-line basis over their estimated useful lives, to residual value.

With effect from 1 January 2005, in order to comply with HKAS 17, land use rights held for own use are accounted for as being held under an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be separately identified from the fair value of the land use rights at the time the lease was first entered into the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later.

Any pre-paid land premiums for acquiring the land use rights, or other lease payments, are stated at cost and are written off on a straight-line basis over the respective periods of the rights.

Any buildings held for own use which are situated on such land leases continue to be presented as part of property, plant and equipment.

The new accounting policy has been adopted retrospectively, no impact on the Group’s net assets as at the period end/year end and on the Group’s profit attributable to equity shareholders for the periods presented. Additional line item “Lease prepayments”, which previously included in “Property, plant and equipment” and “Construction in progress” has been included on the face of consolidated balance sheet. Comparative figures of “Property, plant and equipment” and “Construction in progress” have been reclassified to conform with the current year’s presentation. “Depreciation” and “Other operating expenses” in the unaudited income statement for the six months ended 30 June 2004 have also been restated.

(d)	Employee share option scheme (HKFRS 2 “Share-based payment”)

In prior years, no employee benefit cost or obligation was recognised when employees (which term includes directors) were granted share options by the Group over shares in the Company. When the share options were exercised, equity was increased by the amount of the proceeds received.

With effect from 1 January 2005, in order to comply with HKFRS 2, the Group recognises the fair value of such share options as an expense in the consolidated income statement, or as an asset, if the cost qualifies for recognition as an asset under the Group’s accounting policies. A corresponding increase is recognised in a capital reserve within equity.

Where the employees are required to meet vesting conditions before they become entitled to the options, the Group recognises the fair value of the options granted over the vesting period. Otherwise, the Group recognises the fair value in the period in which the options are granted.

If an employee chooses to exercise the options, the capital reserve is transferred to share capital and share premium, together with the exercise price. If the options lapse unexercised the capital reserve is transferred directly to retained earnings.

The new accounting policy has been applied retrospectively with comparatives restated in accordance with HKFRS 2, except that the Group has taken the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to the following grants of options:

—	all share options granted to employees on or before 7 November 2002; and

—	all share options granted to employees after 7 November 2002 but which had vested before 1 January 2005.

The amount charged to the consolidated income statement as a result of the adoption of this accounting policy increased personnel expenses for the six months ended 30 June 2005 by RMB697,000,000 with the corresponding amounts credited to the capital reserve.

The adoption of this accounting policy retrospectively did not have any impact to the consolidated income statement for the six months ended 30 June 2004 as all outstanding options as at 30 June 2004 were granted to employees on or before 7 November 2002 under which the new recognition and measurement policies are not applied.

Details of the share option scheme are presented in the Company’s annual report for the year ended 31 December 2004 and the interim report to be sent to shareholders.

(e)	Financial instruments (HKAS 32 “Financial instruments: Disclosure and presentation” and HKAS 39 “Financial instruments: Recognition and measurement”)

In prior years, convertible notes and bonds were stated in the balance sheet at face value, less unamortised discount arose upon issuance. The discount was amortised on a straight-line basis over the period from the date of issue to the date of maturity.

With effect from 1 January 2005, and in accordance with HKAS 39, the following new accounting policies are adopted:

(i)	Convertible notes issued are split into their liability and equity components at initial recognition by recognising the liability component at its fair value and attributing to the equity component the difference between the proceeds from the issue and the fair value of the liability component. The liability component is subsequently carried at amortised cost. The equity component is recognised in the capital reserve until the note is either converted (in which case is transferred to share premium) or the note is redeemed (in which case it is released directly to retained profits).

This change was adopted by way of an adjustment to the opening balance of the retained profits as at 1 January 2005 of RMB8,000,000. Comparative amounts have not been restated as this is prohibited by the transitional arrangements in HKAS 39.

As a result of this new policy, profit for the six months ended 30 June 2005 for the Group has decreased by RMB1,000,000.

(ii)	Bonds issued are classified as liability at initial recognition at its fair value and is carried at amortised cost.

This change was adopted by way of an adjustment to the opening balance of retained profits as at 1 January 2005 of RMB25,000,000. Comparative amounts have not been restated as this is prohibited by the transitional arrangements in HKAS 39.

As a result of this new policy, profit for the six months ended 30 June 2005 for the Group has increased by RMB7,000,000.

3.	Segment reporting

No analysis of the Group’s turnover and contribution to profit from operations by geographical segment or business segment has been presented as all the Group’s operating activities are carried out in the People’s Republic of China (the “PRC”) and less than 10 per cent. of the Group’s turnover and contribution to profit from operations were derived from activities outside the Group’s mobile telecommunication and related services activities. There is no other geographical or business segment with segment assets equal to or greater than 10 per cent. of the Group’s total assets.

4.	Turnover

Turnover represents usage fees, monthly fees and other operating revenue derived from the Group’s mobile telecommunication networks, net of PRC business tax and government surcharges. Business tax and government surcharges are charged at approximately 3.0 per cent. of the corresponding revenue.

5.	Other operating revenue

Other operating revenue mainly represents charges for wireless data and value-added services and interconnection revenue.

6.	Profit from ordinary activities before taxation

Profit from ordinary activities before taxation is arrived at after charging:

	Six months ended 30 June
	2005	2004
	RMB million	RMB million
		(restated) (see Note 22)
Interest on borrowings	680	803
Depreciation	27,730	20,100
Amortisation of goodwill	—	929
Amortisation of deferred expenses	—	24
Operating lease charges in respect of
— properties	1,139	1,044
— leased lines	2,278	2,030
— others	653	390
Contributions to defined contribution plans	465	297
Provision for doubtful accounts	1,471	1,116

7.	Taxation

	Six months ended 30 June
	2005	2004
	RMB million	RMB million
Current tax
Provision for PRC enterprise income tax on the estimated taxable profits for the period	15,082	10,677
Over-provision in respect of PRC enterprise income tax for prior period	(16)	(13)

	15,066	10,664

Deferred tax
Origination and reversal of temporary differences	(3,791)	(1,305)

	11,275	9,359

(i)	No provision has been made for Hong Kong profits tax as there were no estimated Hong Kong assessable profits for the six months ended 30 June 2005 and 2004.

(ii)	The provision for the PRC enterprise income tax is based on a statutory rate of 33 per cent. of the assessable profit of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2005 and 2004, except for certain subsidiaries of the Company or certain operations of the subsidiaries located within special economic zones in the PRC, which enjoy a preferential rate of 30 per cent. or 15 per cent. respectively.

8.	Dividends

(a)	Dividends attributable to the period

	Six months ended 30 June
	2005	2004
	RMB million	RMB million
Interim dividend declared after the balance sheet date of HK$0.45 (equivalent to approximately RMB0.47) (2004: HK$0.20 (equivalent to approximately RMB0.21)) per share	9,267	4,174

The interim dividend declared after the interim period has not been recognised as a liability at the interim period end.

(b)	Dividends attributable to the previous financial year, approved and paid during the period

	Six months ended 30 June
	2005	2004
	RMB million	RMB million
Final dividend in respect of the previous financial year, approved and paid during the period, of HK$0.46 (equivalent to approximately RMB0.49) (2004: HK$0.20 (equivalent to approximately RMB0.21)) per share	9,635	4,174

9.	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2005 is based on the profit attributable to equity shareholders of RMB24,043,000,000 (2004: RMB18,828,000,000) and the weighted average number of 19,710,875,575 shares (2004: 19,671,945,594 shares) in issue during the six months ended 30 June 2005.

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the six months ended 30 June 2005 is based on the adjusted profit attributable to equity shareholders of RMB24,121,000,000 (2004: RMB18,892,000,000), after adding back the interest expense on the convertible notes and the weighted average number of 19,850,879,881 shares (2004: 19,769,422,701 shares) issued and issuable after adjusting for the effects of all dilutive potential ordinary shares, as if all the outstanding share options and convertible notes issued by the Company had been exercised or converted into ordinary shares at the date of issue.

(c)	Reconciliation

	Six months ended 30 June
	2005	2004
	RMB million	RMB million
Profit attributable to equity shareholders used in calculating basic earnings per share	24,043	18,828
Interest expense on the convertible notes	78	64

Profit attributable to equity shareholders used in calculating diluted earnings per share	24,121	18,892

	Number of shares	Number of shares
Weighted average number of ordinary shares used in calculating basic earnings per share	19,710,875,575	19,671,945,594
Deemed issue of ordinary shares for no consideration	140,004,306	97,477,107

Weighted average number of ordinary shares used in calculating diluted earnings per share	19,850,879,881	19,769,422,701

10.	Property, plant and equipment, net

(a)	Acquisition of property, plant and equipment and construction in progress

During the six months ended 30 June 2005, the Group incurred capital expenditure of property, plant and equipment and construction in progress with a cost of RMB25,957,000,000 (for the six months ended 30 June 2004: RMB22,541,000,000).

(b)	Write off/disposal of property, plant and equipment

Property, plant and equipment with a net book value of RMB163,000,000 were disposed of during the six months ended 30 June 2005 (for the six months ended 30 June 2004: RMB178,000,000), resulting in a loss on disposal of RMB99,000,000 (for the six months ended 30 June 2004: RMB142,000,000).

Property, plant and equipment with a net book value of RMB4,556,000,000 were written off during the six months ended 30 June 2005 (for the six months ended 30 June 2004: RMB2,894,000,000).

11.	Amounts due from/to ultimate holding company

Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business.

12.	Amounts due to immediate holding company

At 30 June 2005, amount due to immediate holding company included in non-current liabilities primarily represented the deferred consideration of RMB9,976,000,000 and RMB13,657,000,000 in respect of the acquisition of subsidiaries in 2002 and 2004 respectively.

The deferred consideration are unsecured, bear interest at the rate of two year US dollar LIBOR swap rate per annum (for the six months ended 30 June 2005: 2.595 to 2.988 per cent. per annum and for the year ended 31 December 2004: 2.595 to 3.801 per cent. per annum) and are not expected to be settled within one year.

The deferred consideration in respect of the acquisition in 2002 and 2004 are due on 1 July 2017 and 2019 respectively, and are subordinated to other senior debts owed by the Company from time to time including the convertible notes. The Company may make early payment of all or part of the balances at any time before the date without penalty.

13.	Accounts receivable, net

Accounts receivable, net of provision for doubtful accounts, are all outstanding for less than three months with the following aging analysis:

	Unaudited At 30 June 2005	Audited At 31 December 2004
	RMB million	RMB million
Within 30 days	5,368	5,339
31–60 days	850	666
61–90 days	641	548

	6,859	6,553

Balances are due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

14.	Other receivables

Other receivables primarily comprise receivables from sales agents of revenue collected on behalf of the Group, utilities deposits and rental deposits.

15.	Cash and cash equivalents

	Unaudited At 30 June 2005	Audited At 31 December 2004
	RMB million	RMB million
Deposits with banks	14,369	7,100
Cash at banks and in hand	56,471	38,049

	70,840	45,149

16.	Bank loans and other interest-bearing borrowings

		Unaudited At 30 June 2005			Audited At 31 December 2004
	Current liabilities	Non-current liabilities	Total	Current liabilities	Non-current liabilities	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Bank loans	243	—	243	315	—	315
Other loans	—	—	—	2,140	—	2,140
Convertible notes	5,709	—	5,709	5,725	—	5,725
Bonds	—	12,906	12,906	—	13,000	13,000

	5,952	12,906	18,858	8,180	13,000	21,180

All of the above bank and other loans are unsecured.

As at 31 December 2004, other loans include designated loans borrowed from China Mobile Communications Corporation (“CMCC”), the ultimate holding company, totalling RMB2,140,000,000, which bear interest at 3.45 per cent. per annum with maturities in 2005.

17.	Accounts payable

Accounts payable primarily includes payables for network expansion projects expenditure, leased lines and interconnection expenses.

	Unaudited At 30 June 2005	Audited At 31 December 2004
	RMB million	RMB million
Amounts payable in the next:
1 month or on demand	23,588	22,815
2–3 months	4,117	3,119
4–6 months	2,636	2,773
7–9 months	1,729	2,465
10–12 months	5,737	3,864

	37,807	35,036

18.	Share capital

Issued and fully paid:

	No. of shares	HK$ million	Equivalent RMB million
At 1 January 2005	19,700,639,399	1,970	2,102
Shares issued under share option scheme	32,438,500	3	4

At 30 June 2005	19,733,077,899	1,973	2,106

At 30 June 2005, the outstanding options were as follows:

Date of options granted	Normal period during which options are exercisable	Price per share to be paid on exercise of options		No. of shares involved in the options outstanding at the period end
26 November 1999	26 November 1999 to 7 October 2007	HK$	33.91	1,000,000
26 November 1999	26 November 2002 to 7 October 2007	HK$	33.91	1,000,000
25 April 2000	25 April 2002 to 7 October 2007	HK$	45.04	13,839,000
25 April 2000	25 April 2005 to 7 October 2007	HK$	45.04	13,839,000
22 June 2001	22 June 2003 to 7 October 2007	HK$	32.10	35,945,000
22 June 2001	22 June 2006 to 7 October 2007	HK$	32.10	35,945,000
3 July 2002	3 July 2004 to 2 July 2012	HK$	22.85	14,778,500
3 July 2002	3 July 2007 to 2 July 2012	HK$	22.85	72,352,000
28 October 2004	28 October 2005 to 27 October 2014	HK$	22.75	114,611,200
28 October 2004	28 October 2006 to 27 October 2014	HK$	22.75	85,958,400
28 October 2004	28 October 2007 to 27 October 2014	HK$	22.75	85,958,400
21 December 2004	21 December 2005 to 20 December 2014	HK$	26.75	240,000
21 December 2004	21 December 2006 to 20 December 2014	HK$	26.75	180,000
21 December 2004	21 December 2007 to 20 December 2014	HK$	26.75	180,000

				475,826,500

No option had been granted to the directors of the Company and employees of the Group during the six months ended 30 June 2005 (for the six months ended 30 June 2004: nil). Share options involving a total number of 2,546,000 ordinary shares previously granted to certain employees of the Company were cancelled during the period.

During the six months ended 30 June 2005, the employees of the Group and the directors of the Company exercised options to subscribe for 32,063,500 and 375,000 ordinary shares of the Company, respectively.

Details of share options exercised during the period

Grant date	Exercise price		Weighted average closing price per share of the share options exercised		Proceeds received		Number of shares involved in the options
3 July 2002	HK$	22.85	HK$	27.35	HK$	721,477,325	31,574,500
28 October 2004	HK$	22.75	HK$	26.50	HK$	19,656,000	864,000

							32,438,500

19.	Related party transactions

Following the completion of acquisition of the ten mobile telecommunications companies and other mobile telecommunications assets on 1 July 2004, the Group operates the mobile telecommunications services in all thirty-one provinces, autonomous regions and directly administered municipalities in the PRC. Prior to the acquisition, transactions entered into by the Group with the subsidiaries previously directly owned by the Company’s ultimate holding company, CMCC, are considered as related party transactions. Following the acquisition, as these subsidiaries now become the members of the Group, these transactions are eliminated on a consolidated basis and therefore are not considered as related party transactions.

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries, excluding the Group, (“CMCC Group”), for the six months ended 30 June 2005.

			Six months ended 30 June 2005
	Note		RMB million
Property leasing and management services charges	(i	)	192
Telecommunications services charges	(ii	)	407
Interest paid/payable	(iii	)	350

Notes:

(i)	Property leasing and management services charges represent the rental and property management fees paid or payable to CMCC Group in respect of business premises and offices, retail outlets and warehouses.

(ii)	Telecommunications services charges represent the amount paid or payable to CMCC Group for the telecommunications project planning, design and construction services; telecommunications line and pipeline construction services; and telecommunications line maintenance services.

(iii)	Interest paid/payable represents the interest paid or payable to CMCC and China Mobile Hong Kong (BVI) Limited, the company’s immediate holding company, in respect of the designated loans borrowed and the balance of purchase consideration for acquisition of subsidiaries.

The following is a summary of principal related party transactions carried out by the Group with CMCC and its subsidiaries (excluding the Group) for the six months ended 30 June 2004.

			Six months ended 30 June 2004
	Note		RMB million
Interconnection revenue	(i	)	2,438
Interconnection charges	(ii	)	2,117
Leased line charges	(iii	)	132
Spectrum fees	(iv	)	303
Operating lease charges	(v	)	121
Roaming billing processing fees	(vi	)	22
Equipment maintenance service fees	(vii	)	29
Construction and related service fees	(viii	)	132
Purchase of transmission tower and transmission tower-related service and antenna maintenance service fees	(ix	)	60
Prepaid card sales commission income	(x	)	142
Prepaid card sales commission expenses	(x	)	155
Technology platform development and maintenance service income	(xi	)	25
Telecommunications lines maintenance services fee	(xii	)	22
Interest paid/payable	(xiii	)	253

Notes:

(i)	A mobile telephone user using roaming services is charged at the respective roaming usage rate and applicable long distance charges for roaming in calls. Interconnection revenue represents domestic and international roaming in usage charges and applicable long distance charges from non-subscribers received or receivable from the relevant domestic and international mobile telecommunication operators through the CMCC Group.

(ii)	A mobile telephone user using roaming services is charged at the respective roaming usage rate and applicable long distance charges for roaming out calls. Interconnection charges represent the amount of domestic and international roaming out charges and applicable long distance charges received or receivable from subscribers which is to be remitted to the relevant domestic and international mobile telecommunication operators for their share of revenue through the CMCC Group.

(iii)	Leased line charges represent expenses paid or payable to the CMCC Group for the use of inter-provincial leased lines which link the Group’s mobile switching centres together and with other mobile switching centres of the CMCC Group.

(iv)	Spectrum fees represent the spectrum usage fees paid or payable to the CMCC Group for the usage of the frequency bands allocated to the Company’s subsidiaries in the PRC.

(v)	Operating lease charges represent the rental and property management fees paid or payable to the subsidiaries of CMCC for operating leases in respect of land and buildings and others.

(vi)	Roaming billing processing fees represent the amounts paid or payable to the CMCC Group for the provision of the roaming billing processing services to the Company’s subsidiaries.

(vii)	Equipment maintenance service fees represent the amounts paid or payable to subsidiaries of CMCC for the provision of the maintenance services to the Company’s subsidiaries.

(viii)	Construction and related service fees represent the amounts paid or payable to subsidiaries of CMCC for the provision of telecommunications projects planning, design and construction services and telecommunications lines and pipeline construction services to the Company’s subsidiaries.

(ix)	This represents payment made by Hebei Mobile Communication Company Limited (“Hebei Mobile”) to acquire transmission towers from a subsidiary of CMCC and expenses paid or payable to the relevant subsidiary of CMCC for the provision of transmission tower related services and antenna maintenance services provided to Hebei Mobile; and payment made by the Group to Hubei Communication Services Company, a subsidiary of CMCC, in respect of the purchase of transmission towers and for the provision of transmission tower related services.

(x)	Prepaid card sales commission income and commission expenses represent handling charges received/receivable from subsidiaries of CMCC to the Company’s subsidiaries or paid/payable by the Company’s subsidiaries to subsidiaries of CMCC in respect of prepaid card services.

(xi)	Technology platform development and maintenance service income represents the amounts received or receivable from the CMCC Group in respect of equipment charges, systems integration fees, software licensing fees, technical support fees and/or major overhaul charges for the mobile information service centre platform.

(xii)	Telecommunications lines maintenance services fees represent the amounts paid or payable by Anhui Mobile Communication Company Limited, Jiangxi Mobile Communication Company Limited, Chongqing Mobile Communication Company Limited, Sichuan Mobile Communication Company Limited, Hubei Mobile Communication Company Limited, Hunan Mobile Communication Company Limited, Shaanxi Mobile Communication Company Limited and Shanxi Mobile Communication Company Limited to the relevant subsidiaries of CMCC for the provision of telecommunications lines maintenance services.

(xiii)	Interest paid/payable represents the interest paid or payable to CMCC and China Mobile Hong Kong (BVI) Limited in respect of the designated loans borrowed and the balance of purchase consideration for acquisition of subsidiaries.

20.	Commitments

(a)	Capital commitments

Capital commitments outstanding not provided for in the interim financial report were as follows:

	Unaudited At 30 June 2005	Audited At 31 December 2004
	RMB million	RMB million
Commitments in respect of land and buildings
— authorised and contracted for	981	1,249
— authorised but not contracted for	1,690	2,354

	2,671	3,603

Commitments in respect of telecommunications equipment
— authorised and contracted for	9,338	10,370
— authorised but not contracted for	23,798	30,640

	33,136	41,010

Total commitments
— authorised and contracted for	10,319	11,619
— authorised but not contracted for	25,488	32,994

	35,807	44,613

(b)	Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	Land and buildings	Leased lines	Others	Total
	RMB million	RMB million	RMB million	RMB million
At 30 June 2005
Within one year	1,359	1,108	427	2,894
After one year but within five years	3,072	819	1,161	5,052
After five years	1,433	323	102	1,858

	5,864	2,250	1,690	9,804

At 31 December 2004
Within one year	1,220	1,945	454	3,619
After one year but within five years	2,693	920	1,387	5,000
After five years	1,122	225	117	1,464

	5,035	3,090	1,958	10,083

21.	Post balance sheet events

After the balance sheet date the directors declared an interim dividend. Further details are disclosed in note 8(a).

22.	Comparative figures

Certain comparative figures have been adjusted as a result of the change in accounting policies, details of which are set out in note 2.

DISCUSSION OF SELECTED ITEMS IN THE INTERIM RESULTS

1.	Robust cash flow and solid capital structure

As a result of encouraging business growth, active cost controls, the realisation of the benefits of economies of scale, effective controls over capital expenditure and the cash flow contribution from the ten mobile telecommunications companies and other telecommunications assets that were acquired in 2004, the Group continued to record strong free cash flow in the first half of 2005. The Group’s free cash flow (net cash flow from operating activities after deducting capital expenditure incurred) for the first six-month period of 2005 was RMB40,770 million. As at 30 June 2005, the total cash and bank balances of the Group were RMB95,198 million, of which 88.7 per cent., 6.6 per cent. and 4.7 per cent. were denominated in RMB, US dollars and Hong Kong dollars, respectively.

As at 30 June 2005, the Group’s debt to capitalisation ratio (capitalisation represents the sum of total debt and total equity) was approximately 14.8 per cent.

At the end of June 2005, short-term and long-term borrowings of the Group totaled RMB43,479 million, representing a decrease of RMB3,078 million from year-end 2004. Of the Group’s borrowings, 15.9 per cent. will mature within one year, 6.9 per cent. will mature after two years but within five years, and 77.2 per cent. will mature after five years. 32.4 per cent. and 67.6 per cent. of the borrowings were denominated in RMB (mainly included RMB denominated bonds, bank loans, etc) and US dollars (mainly represented by convertible notes and the balance of deferred consideration for the acquisitions of assets in 2002 and 2004), respectively. 66.4 per cent. of the total borrowings of the Group were made at floating interest rates. The average interest rate of borrowings (ratio of interest expenses to the average balance of borrowings, including capitalised interest) of the Group was approximately 3.01 per cent. in the first half of 2005, whereas the interest coverage multiple (ratio of profit before interest and tax to interest expenses) amounted to 52 times.

The Group will continue to pursue prudent financial policies, strictly control financial risks, maintain its strong cash-flow generating capability, realise its competitive advantages, allocate its resources in a scientific manner, maintain a prudent debt policy, lower its overall cost of capital and reinforce and develop favourable economic efficiency, with a view to generating greater returns for our shareholders.

2.	Capital expenditure

The Group’s capital expenditure for the first half of 2005 totaled approximately US$3.1 billion, which was mainly used for the construction of GSM networks, support systems, transmission facilities, infrastructure buildings and for the development of new technologies and new businesses. Capital expenditure was financed primarily by cash flow generated from operations. The Group will continue to pursue rational investments and cautiously consider the cost efficiency of any capital investment, with a view to ensuring favourable investment returns.

3.	Personnel expenses

The Group augmented its efforts in human resources reform and enhanced closed-loop management of budget, performance evaluation and remuneration. While retaining and attracting talented staff, personnel expenses were satisfactorily controlled. The Group employed a total of 93,415 employees as of 30 June 2005. Personnel expenses for the first half of 2005 were RMB6,723 million, represented 5.9 per cent. of the Group’s total operating revenue. In order to align the interests of staff with those of shareholders, the Group adopted a share option scheme to grant share options to employees, the Group retrospectively recognised such share options as personnel expenses at fair value as required under Hong Kong Financial Reporting Standard 2 — “Share-based Payment”. After deducting the expenses recognised in the first half of 2005 for share options amounted to RMB697 million, personnel expenses of the Group for the period were RMB6,026 million, represented 5.3 per cent. of the Group’s total operating revenue. Further details of the share option scheme and the share options granted are set forth in Note 18 of the “Notes on the Unaudited Interim Financial Report” and in the section “Other Information — Directors’, Chief Executive’s and Employees’ Rights to Acquire Shares” in the interim report to be sent to shareholders.

NEW DEVELOPMENTS AND PROSPECTS

On 21 July 2005, the “Public Announcement of the People’s Bank of China on Reforming the RMB Exchange Rate Regime” was published. The Company considers that from the current perspective, the effect of the RMB exchange rate adjustment on the Company is positive.

The growth in subscriber base, voice usage volume, turnover and profit all exceeded the Group’s expectation, indicating that a very large market potential still exists. In order to capture this opportunity, the Group has appropriately increased the full year capital expenditure budget for 2005 and the increase is expected to be controlled within 15% of the original budgeted amount of US$7.8 billion.

In the second half of 2005, the Group will continue to undertake further market segmentation, refine its branding strategies, emphasise differentiated services, consolidate and develop mid to high-value customers, provide quality services and implement refined management methods. The Group will also endeavour to reduce operating costs, enhance overall operating efficiency and improve management and control over terminals and marketing and sales channels. In addition, the Group will fully realise the potential of Mainland China’s mobile telecommunications market, emphasise on the development of new businesses, actively prepare for the launching of 3G and strive to maintain its long term growth.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2005, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters including the review of the unaudited interim report for the six months ended 30 June 2005.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

Throughout the six months ended 30 June 2005, other than the requirements relating to the preparation and content of a Corporate Governance Report (which will come into effect in respect of the Company’s annual report for the financial year ending 31 December 2005) and that the roles of the Chairman and the Chief Executive Officer are performed by Mr. Wang Jianzhou, the Company has complied with all the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Mr. Wang Jianzhou joined the Board of Directors of the Company in November 2004 and has been the Chairman and the Chief Executive Officer of the Company since his appointment to the Board. Mr. Wang is in charge of the overall management of the Company.

The Company considers that the combination of the roles of Chairman and Chief Executive Officer can promote the efficient formulation and implementation of the Company’s strategies which will enable the Group to grasp business opportunities efficiently and promptly. The Company considers that through the supervision of its Board and its Independent Non-executive Directors, a balancing mechanism exists so that the interests of the shareholders are adequately and fairly represented.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules. All directors have confirmed, following enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the period from 1 January 2005 to 30 June 2005.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 31 August 2005 to 2 September 2005 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2005 interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:00 p.m. on 30 August 2005. The interim dividends will be paid on 9 September 2005 to those shareholders on the register of members on 2 September 2005.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

The 2005 Interim Report will be despatched to shareholders as well as made available on The Stock Exchange of Hong Kong Limited’s website at http://www.hkex.com.hk and the Company’s website at http://www.chinamobilehk.com.

The 2005 interim financial information set out above does not constitute the Group’s statutory financial statements for the six months ended 30 June 2005 but is extracted from the financial statements for the six months ended 30 June 2005 to be included in the 2005 Interim Report.

As at the date of this announcement, the board of directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Madam Li Mofang, Mr. He Ning, Mr. Li Gang and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Sir Julian Michael Horn-Smith as a non-executive director.